UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bioceres Crop Solutions Reports

Fiscal Fourth Quarter and Full-Year 2021

Operational and Financial Results

4Q21 comparable revenues increased by 39% YoY and 13% for FY21, with LTM
Adjusted EBITDA at $48.3m, excluding HB4 contributed goods

HB4 contributed goods total $8.3m for FY21, a 295% increase YoY

Collaboration with GDM expanded to North America for HB4 Soy under shared product development and commercialization effort

ROSARIO, Argentina – September 09, 2021 – Bioceres Crop Solutions Corp. (“Bioceres”) (NASDAQ: BIOX), a fully-integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, has reported its financial results for the fiscal fourth quarter and fiscal year ended June 30, 2021. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (“YoY”), unless noted otherwise.

FISCAL FOURTH QUARTER FINANCIAL & BUSINESS HIGHLIGHTS

•	Comparable revenues up 39% to $72.4 million in the fourth quarter of fiscal 2021, with adjusted EBITDA up 13% to $16.6 million for the period. Momentum consolidated in 4Q21 confirming a very strong second half to FY21, driven predominantly by micro-beaded fertilizers sales and the reorganization of the Crop Protection business.

•	HB4 Wheat planted in 55,000 hectares with contributed goods totaling $6.4 million. The value of these contributed goods will be recognized as revenues once the realized inventories are sold as seed or grain, but no longer contributed. The current multiplication area represents a 7.8X increase over last year’s effort, including varieties adapted to 75% of Argentina’s addressable market. The number of participating growers increased 8X, with 95% of participants onboarding digitally.

•	HB4 Soy harvest completed in 23,000 hectares. Trait performance aligned with expectations in highly restricted environments, while germplasm drag affected performance in moderate to highly productive environments. Germplasm drag reduced to less than one third in second generation varieties when compared to first generation materials (-11% vs -3%). Experimental third generation materials showed no drag when compared to top performing commercial varieties. Average performance improved by 12% when HB4 Soy was used as second crop to wheat. As third generation materials are fast-tracked to address the broader HB4 Soy opportunity, second generation materials will be positioned in highly restricted environments and as a rotational crop to wheat until being fully replaced.

•	Collaboration on HB4 Soy with Grupo Don Mario (GDM) expanded to North America with focus on the Dakotas, Minnesota and southern Canada, targeting approximately 10 million hectares highly prone to water deficits. The North America agreement contemplates a joint product development and commercialization program, focusing on maturity groups II and below. This agreement complements on-going collaboration efforts with TMG in Latin America, for maturity groups VI and above, which together with Bioceres’ on-going programs provide the full scope of maturities utilized for soy production around the globe. GDM is a global leader on soybean genetics with a growing presence in the United States. TMG is one of Brazil’s leading soybean players.

•	On the regulatory front, Bioceres received approval for HB4 Soy in Canada, while no additional information was requested during the period from Chinese regulators. Regarding HB4 Wheat, regulatory approval requests were filed in Australia, New Zealand, Indonesia and South Africa, while new information was requested towards the end of the quarter by Brazil’s CTNBio. Additional data was produced to address CTNBio’s request and filed subsequent to the quarter´s end.

FULL FISCAL YEAR FINANCIAL & BUSINESS HIGHLIGHTS

•	Comparable revenues up 13% to $197.4 million compared to the year-ago period. Revenue growth across all three segments despite softer performance in second quarter due to climate challenges in key markets. Growth mainly driven by the deployment of the micro-beaded fertilizers expansion plan and 4Q Crop protection reorganizational strategy.

•	Contributed goods for HB4 Program, both HB4 Wheat and HB4 Soy, increased significantly to $8.3 million (approximately $105 per hectare farmed) with an average gross margin of approximately 43%. The value of these contributed goods will be recognized as revenues once the realized inventories are sold as seed or grain, but no longer contributed.

•	Bioceres’ drought tolerant HB4 Wheat was commercially approved in Argentina on October 2020, subject to Brazilian import approval, Argentina’s main wheat importer. This approval represents a historical milestone for the entire global value chain being the first biotech wheat cleared.

•	Bioceres acquired from Arcadia Biosciences Inc. the remaining HB4 Soy ownership interest in Verdeca LLC, targeting to accelerate breeding and go-to market strategies. Complete ownership will also enable Bioceres to capture more of the underlying economic value generated by the technology. As part of the transaction, the Company acquired Verdeca´s vetted soybean library of gene-edited materials for developing new quality and productivity traits, as well as exclusive rights to all Arcadia technologies applicable to this crop. Bioceres has also been granted Latin American rights to Arcadia’s wheat traits and Good Wheat® brand and other GLA non-core assets.

•	Successful completion of the Offer to Exchange of all 24,200,000 outstanding warrants, cost effectively eliminating uncertainty about how these instruments could have affect our future capital structure.

•	$71.5 million total financing obtained during FY21. $43.0 million of funding was added through Rizobacter’s series IV & V corporate bonds, continuing to make considerable progress toward substantially lowering financing costs, extending debt maturities and increasing financial flexibility. $28.5 million equity financing completed through the aforementioned Verdeca’s acquisition and the warrants tender offer transaction.

MANAGEMENT REVIEW

Commenting on the Company’s performance Mr. Federico Trucco, Chief Executive Officer of Bioceres, said, “We are very pleased with the performance of our business during FY21 on multiple fronts. The second half of FY21 was particularly important after the drop we experienced in the second quarter, historically our most important quarter. We are beginning to see the benefits of our new strategies in the crop nutrition and crop protection segments, as we continue to scale and finetune our HB4 roll-out. We expect the momentum of this second half to continue during FY22.”

Mr. Enrique Lopez Lecube, Chief Financial Officer of Bioceres, said, “The fourth quarter was a great closing to the year. During fiscal 2021 the base-line business continued to deliver profitable growth, as we also made progress in rolling out HB4. Importantly, a total of $71.5 million of capital were raised through debt and equity instruments that provided financial support to our operations and investment activities. Liquidity in our stock improved significantly over the year, and remains a priority to management as we aim for more ambitious levels of trading activity.”

Key Operational Metrics (Figures in millions of US dollars, unless otherwise noted)

Table 1: HB4 Wheat Metrics

Hectares	Growers	Contributed goods[1]
FY20 7,000 FY21 55,000 ∆ 686%	FY20 25 FY21 225 ∆ 800%	FY20 1.4M FY21 6.4M ∆ 303%

1Metric will be used to account for and track the underlying economic performance of our HB4 Wheat and HB4 Soy Program ahead of reporting HB4 revenues and related accounting measures. By publishing the level of contributed goods, the investment community can also use this information to better gauge our progress.

Table 2: HB4 Soy Metrics

Hectares	Growers	Contributed goods[1]
FY20 3,000 FY21 23,000 ∆ 767%	FY20 15 FY21 148 ∆ 887%	FY20 0.7M FY21 1.9M ∆ 214%

Table 3: Key Financial Metrics (Figures in millions of US dollars, unless otherwise noted)

4Q21	As Reported		% Change
Revenue by Segment	4Q20	4Q21	Reported		Comparable¹
Crop Protection	26.5	48.1	81%		48%
Seed and Integrated Products	6.0	10.0	66%		(8)%
Crop Nutrition	15.7	24.1	54%		46%
Total Revenue	48.2	82.2	71%		39%
Gross Profit	22.8	32.4	42%		28%
Gross Margin	47.4%	39.4%	(796	)bps	(384	)bps
Adjusted EBITDA	14.7	16.6	13%
Adjusted EBITDA Margin	30.5%	20.2%	(1,032	)Bps

1.	Comparable excludes the impact of IAS29 as discussed in more detail on page 19 of the full version of Bioceres Fiscal Fourth Quarter and Full Fiscal Year 2021 Earnings Release.

Table 4: Key Financial Metrics (Figures in millions of US dollars, unless otherwise noted)

Full Fiscal Year Period	As Reported				% Change
Revenue by Segment	FY20		FY21		Reported		Comparable¹
Crop Protection	94.2		114.1		21%		13%
Seed and Integrated Products	29.5		34.8		18%		5%
Crop Nutrition	49.4		60.6		23%		19%
Total Revenue	173.1		209.5		21%		13%
Gross Profit	79.5		90.6		14%		11%
Gross Margin	45.9%		43.3%		(268	)bps	(102	)bps
Adjusted EBITDA	46.5		48.3		4%
Adjusted EBITDA Margin	26.9%		23.0%		(383	)Bps
Cash & Cash Equivalents	56.0		49.2
Net Debt to LTM EBITDA	1.98	x	2.51	x

1.	Comparable excludes the impact of IAS29 as discussed in more detail on page 19 of the full version of Bioceres Fiscal Fourth Quarter and Full Fiscal Year 2021 Earnings Release.

For a full version of Bioceres Fiscal Fourth Quarter and Full Fiscal Year 2021 Earnings Release, click here.

FISCAL FOURTH QUARTER 2021 EARNINGS CONFERENCE CALL

Bioceres Chairman & Chief Executive Officer Federico Trucco, Chief Financial Officer Enrique Lopez Lecube and Head of Investor Relations Máximo Goya will host the conference call, followed by a question-and-answer session. The conference call will be accompanied by a presentation, which can be viewed during the webcast or accessed via the investor relations section of the company’s website here.

To access the call, please use the following information:

Date:	Thursday, September 9, 2021
Time:	8:30 a.m. EDT, 5:30 a.m. PDT
Toll Free dial-in number:	1-844-839-9680
Toll/International dial-in number:	1-647-689-2346
Conference ID:	1936609
Pre-Register conference call:	Click here

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have difficulty connecting with the conference call, please contact MZ Group at +1 (949) 491-8235.

The conference call will be broadcast live and available for replay here and via the investor relations section of the company’s website here.

A replay of the call will be available until September 14, 2021 following the conference.

Toll Free Replay Number:	1-800-585-8367
International Replay Number:	1-416-621-4642
Replay ID:	1936609

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Contacts

Investor Relations Contact
Chris Tyson

Executive Vice President

MZ Group – MZ North America
(949) 491-8235

BIOX@mzgroup.us
www.mzgroup.us

Bioceres Crop Solutions

Máximo Goya, Head of Investor Relations
+54-341-4861100
maximo.goya@biocerescrops.com

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial information and, among others, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses by governments, clients and the Company, on our business, financial condition, liquidity position and results of operations, and any such forward-looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful, (ii) the uncertainty related to COVID-19 in the farming community will be short lived, and (iii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Unaudited Consolidated Statement of Comprehensive Income (Figures in US dollars)

	Three-month	Three-month	Fiscal year	Fiscal year
	period ended 06/30/2021	period ended 06/30/2020	ended 06/30/2021	ended 06/30/2020
Total revenue	82,211,114	48,173,814	209,526,178	173,092,172
Cost of sales	(49,802,175)	(25,347,698)	(118,890,568)	(93,575,588)
Gross profit	32,408,939	22,826,116	90,635,610	79,516,584
% Gross profit	39%	47%	43%	46%
Operating expenses	(17,917,721)	(11,277,602)	(53,025,090)	(42,540,298)
Share of profit of JV	(214,499)	1,310,768	997,429	2,477,193
Other income or expenses, net	(625,418)	(103,835)	(279,969)	(307,499)
Operating profit	13,651,301	12,755,447	38,327,980	39,145,980
Finance result	(3,821,662)	(8,249,014)	(27,462,000)	(32,702,642)
Profit before income tax	9,829,639	4,506,433	10,865,980	6,443,338
Income tax	(8,041,797)	(1,368,437)	(14,273,960)	(2,206,710)
Profit/ (Loss) for the period	1,787,842	3,137,996	(3,407,980)	4,236,628
Other comprehensive profit / (loss)	4,865,362	(2,058,672)	7,572,426	(9,682,116)
Total comprehensive Profit / (Loss)	6,653,204	1,079,324	4,164,446	(5,445,488)
Profit / (loss) for the period attributable to:
Equity holders of the parent	901,804	2,215,404	(6,602,045)	3,359,175
Non-controlling interests	886,038	922,592	3,194,065	877,453
	1,787,842	3,137,996	(3,407,980)	4,236,628
Total comprehensive income / (loss) attributable to:
Equity holders of the parent	4,724,172	375,178	(554,774)	(5,222,572)
Non-controlling interests	1,929,032	704,146	4,719,220	(222,916)
	6,653,204	1,079,324	4,164,446	(5,445,488)

Unaudited Consolidated Statement of Financial Position (Figures in US dollars)

ASSETS	06/30/2021	06/30/2020
CURRENT ASSETS
Cash and cash equivalents	35,873,746	42,522,861
Other financial assets	13,334,452	13,436,393
Trade receivables	83,587,511	73,546,633
Other receivables	12,181,943	4,770,672
Income and minimum presumed income taxes recoverable	990,881	112,220
Inventories	61,037,552	29,338,548
Biological assets	2,315,838	965,728
Total current assets	209,321,923	164,693,055
NON-CURRENT ASSETS
Other financial assets	1,062,453	322,703
Trade receivables	135,739	-
Other receivables	2,403,608	1,703,573
Income and minimum presumed income taxes recoverable	12,589	6,029
Deferred tax assets	3,125,841	2,693,195
Investments in joint ventures and associates	30,657,173	24,652,792
Property, plant and equipment	47,954,596	41,515,106
Intangible assets	67,342,362	35,333,464
Goodwill	26,684,090	25,526,855
Right-of-use leased asset	1,327,660	1,114,597
Total non-current assets	180,706,111	132,868,314
Total assets	390,028,034	297,561,369
LIABILITIES	06/30/2021	06/30/2020
CURRENT LIABILITIES
Trade and other payables	72,803,496	57,289,862
Borrowings	73,832,610	63,721,735
Employee benefits and social security	4,680,078	4,510,592
Deferred revenue and advances from customers	6,277,313	2,865,437
Income tax payable	7,194,761	1,556,715
Government grants	784	1,270
Lease liabilities	750,308	665,098
Total current liabilities	165,539,350	130,610,709
NON-CURRENT LIABILITIES
Borrowings	47,988,461	41,226,610
Employee benefits and social security	-	534,038
Government grants	-	2,335
Investments in joint ventures and associates	1,278,250	1,548,829
Deferred tax liabilities	25,823,281	16,858,125
Provisions	449,847	417,396
Consideration for acquisitions	11,828,487	-
Warrants	-	1,686,643
Convertible notes	48,664,012	43,029,834
Lease liability	390,409	444,714
Total non-current liabilities	136,422,747	106,201,178
Total liabilities	301,962,097	236,811,887
EQUITY
Equity attributable to owners of the parent	65,629,762	46,179,395
Non-controlling interests	22,436,175	14,570,087
Total equity	88,065,937	60,749,482
Total equity and liabilities	390,028,034	297,561,369

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: September 9, 2021	By:	By:	/s/ Federico Trucco
		Name:	Federico Trucco
		Title:	Chief Executive Officer